November 21 , 2008

VIA EDGAR TRANSMISSION

Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC, 20549-4720

Dear Ms. DiAngelo,

Pursuant to our telephone conversation during which you provided comments based on the staff’s review of various recent filings made by the Stewart Capital Mutual Funds (the “Fund”), this letter is the Funds’ response to address the staff’s comments and findings.

COMMENT #1 - Re-file Form N-PX to include Item 1. (e)(f) and (h) of Form N-PX.

RESPONSE - Form N-PX was re-filed on November 20, 2008, to include Items 1(e)(f) and (h) of Form N-PX.

COMMENT #2 - Re-file Form N-CSR for December 31, 2007 Annual Report to include Exhibit 12(b) certification from the Principal Financial Officer. Rule 30a-2 under the Investment Company Act requires both the Funds’ principal executive officer and principal financial officer to certify the accuracy of the information in the report, the Funds’ “disclosure controls and procedures,” and the Funds’ “internal controls”. The Funds Principal Financial Officer certification was not included as exhibit 12(b) of the filing. Please re-file with that certification.

RESPONSE - Form N-CSR for the period ended December 31, 2007 was re-filed on November 7, 2008, to include exhibit 12(b) from the Principal Financial Officer.

COMMENT #3 - Form N-CSR Item 4(e)(2) - Item 4(e)(2) of Form N-CSR requires the disclosure of the percentage of services described in paragraphs (b) through (d) of Item 4 that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The filing does not adequately answer this Item. Please re-file with complete answer.

RESPONSE - Form N-CSR was re-filed on November 7, 2008, to include an updated answer to Item 4(e)(2).

COMMENT #4 - Term of Office for Trustees - Provide the term of service for each of the Trustees going forward in the funds’ report.

RESPONSE - The Fund will include the term of service for the Trustees going forward.

COMMENT #5 - Proxy Policies and Procedures Note. The Funds 12-31-07 annual report states that the Fund’s proxy votes are through December 31, 2007. In future filings, disclose June 30th as the period ending date for the Funds proxy votes are filed.

RESPONSE - Going forward, the Fund will disclose the period ended June 30th as the date through which proxy votes are filed.

COMMENT #6 - Expense Example - In future filings, per Form N1-A, disclose the period multiplier as half-year/ 365 rather than a percentage.

RESPONSE - Future filings will use the half-year/365 rather than percentage in their Expense Example.

COMMENT #7 - Sector Breakdown Chart - In future filings please disclose what unit the percentages per sector is based on, i.e. investment value, net assets.

RESPONSE - In future filings the Sector Breakdown Chart will disclose that it is based on total investments.

COMMENT #8 - Display of Recoupment of Waive Fees and Reimbursed Expenses by the Adviser in the Notes to the Financial Statements - Please provide in future filings a chart showing the date when specific waived fees and reimbursed expenses expire from recoupment.

RESPONSE - In future filings a chart stating the dollar amounts and the years when those amounts will expire will be provided.

Please contact the undersigned at (724) 465-4457 if you have any questions regarding the responses.

Stewart Capital Mutual Funds acknowledges that:

•     the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•     staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•     the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy P. McKee

Timothy P. McKee
Principal Financial Officer of the Fund
Stewart Capital Mutual Funds